Exhibit 99.1

Mountain Province Diamonds Announces Results of 2014 Tuzo Deep Drill Program

Kimberlite intercepted to below 740 meters from surface

Shares Issued and Outstanding: 115,144,550
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, June 30, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the results of the 2014 Tuzo Deep drill program, which confirms the continuation of kimberlite to a depth of more than 740 meters below surface.

In July 2013, Mountain Province released an updated independent National Instrument 43-101 resource statement for the Gahcho Kué project, which incorporated the results of the 2012 Tuzo Deep drill program. The Tuzo resource from a depth of 300 meters to 360 meters was upgraded from an inferred resource to an indicated resource, extending the indicated resource from surface to 360 meters below surface. In addition, the 2012 Tuzo Deep drilling resulted in the declaration of an inferred resource from a depth of 360 meters to 564 meters below surface.

At the conclusion of the 2012 Tuzo Deep drill program, it was apparent that the Tuzo kimberlite remained open to depth below 564 meters, and the recently completed 2014 Tuzo Deep drill program was designed to test the kimberlite to approx. 750 meters.

Mountain Province President and CEO, Patrick Evans, commented: "We are pleased that the 2014 Tuzo Deep drill program has confirmed the continuation of the kimberlite to a depth of more than 740 meters below surface. Based on the current geological model, it appears that the Tuzo kimberlite plunges further to depth to the northeast below 740 meters."

Mr. Evans added: "Challenging ground conditions resulted in one hole (MPV14-408C) having to be wedged twice (MPV14-409C and 410C) and eventually abandoned in kimberlite due to unstable ice conditions after reaching a depth of approx. 570 meters below surface".

Table 1 below provides details the results of the 2014 Tuzo Deep drill program.

Table 1

Tuzo Deep 2014 Drill Program

Drill Hole	Azimuth	Inclination from Horizontal	Kimberlite Intercepts (m) (approximate)			End of Hole (m)
			From	To	Comment
MPV14-406C	243	-87.3	84.80	655.20	Hole drilled on west side of kimberlite. Exited kimberlite where the pipe plunges to the north-east	727
MPV14-407C	-	-	-	-	Not drilled	-
MPV14-408C	77	-89	231.90	395.00	Hole stopped in kimberlite, wedged and continued as MPV14-409C	395
MPV14-409C	267	-87.6	311.00	569.90	Hole stopped in kimberlite, wedged and continued as MPV14-410C	596.90
MPV14-410C	80.1	-87.5	440.00	457.00	Hole abandoned in kimberlite due to unstable ice	457
MPV14-411C	147	-72.2	601	743.00	Angled hole drilled from land to the north of Tuzo. Exited kimberlite to the south of the pipe where it plunges to the north-east.	827

Core recovered from the 2014 Tuzo Deep drill program will be processed at the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council ("SRC").

The Gahcho Kué joint venture will assess the results of the 2014 Tuzo Deep drill program to determine possible next steps in upgrading the Tuzo Deep resource.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Overall project development is more than 25 percent complete and scheduled for first production in H2 2016.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:55e 30-JUN-14